UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number 001-41095

IMPERIAL PETROLEUM INC.

(Translation of registrant’s name into English)

331 Kifissias Avenue Erithrea 14561 Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibits 99.1 and 99.2, respectively, are (1) a copy of the press release of Imperial Petroleum Inc. (the “Company”) dated June 16, 2023, announcing the declaration of a dividend on its 8.75% Series A Cumulative Redeemable Perpetual Preferred Stock, and (2) a copy of the press release of the Company dated June 21, 2023, announcing the completion of the spin-off of C3is Inc.

EXHIBIT INDEX
99.1 Imperial Petroleum Inc. Press Release dated June 16, 2023 99. 2 Imperial Petroleum Inc. Press Release dated June 21, 2023

*****

This report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (Reg. No. 333-268663) filed with the SEC on December 2, 2022, including the prospectuses contained therein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 23, 2023

IMPERIAL PETROLEUM INC.
By:	/s/ Harry Vafias
Name:	Harry Vafias
Title:	Chief Executive Officer